UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

February 27, 2026

Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have received the number of shares as set out below. A percentage of the PDMR’s annual bonus is delivered in cash and a percentage is delivered in shares. Shares are subject to a three-year holding period, which continues to apply after PDMRs leave employment.

PDMR	Date Acquired	Share Type	Number of shares acquired	Purchase price per Share
Wael Sawan	26 February 2026	SHEL (LSE)	23,980	GBP 30.11
Sinead Gorman	26 February 2026	SHEL (LSE)	15,841	GBP 30.11
Philippa Bounds	26 February 2026	SHEL (LSE)	6,892	GBP 30.11
Peter Costello	26 February 2026	SHEL (LSE)	3,060	GBP 30.11
Andrew Smith	26 February 2026	SHELL (AMS)	6,853	EUR 34.57
Rachel Solway	26 February 2026	SHEL (LSE)	6,892	GBP 30.11
Cederic Cremers	25 February 2026	SHELL (AMS)	5,321	EUR 34.18
Machteld de Haan	25 February 2026	SHELL (AMS)	4,979	EUR 34.18
Robin Mooldijk	25 February 2026	SHELL (AMS)	3,648	EUR 34.18

The Notification of Dealing Form for each PDMR can be found below.

Julie Keefe
Deputy Company Secretary

ENQUIRIES
Shell Media Relations
International, UK, European Press: +44 20 7934 5550

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	GBP
Price	30.11
Volume	23,980.00
Total	722,037.80
Aggregated information
Volume	23,980.00
Price	30.11
Total	722,037.80
Date of transaction	26/02/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	GBP
Price	30.11
Volume	15,841.00
Total	476,972.51
Aggregated information
Volume	15,841.00
Price	30.11
Total	476,972.51
Date of transaction	26/02/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Chief Legal Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	GBP
Price	30.11
Volume	6,892.00
Total	207,518.12
Aggregated information
Volume	6,892.00
Price	30.11
Total	207,518.12
Date of transaction	26/02/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Peter
Last Name(s)	Costello
2. Reason for the notification
Position/status	President, Upstream
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 25% of bonus in shares
Currency	GBP
Price	30.11
Volume	3,060.00
Total	92,136.60
Aggregated information
Volume	3,060.00
Price	30.11
Total	92,136.60
Date of transaction	26/02/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Andrew
Last Name(s)	Smith
2. Reason for the notification
Position/status	President, Trading and Supply
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	EUR
Price	34.57
Volume	6,853.00
Total	236,908.21
Aggregated information
Volume	6,853.00
Price	34.57
Total	236,908.21
Date of transaction	26/02/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Rachel
Last Name(s)	Solway
2. Reason for the notification
Position/status	Chief Human Resources and Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	GBP
Price	30.11
Volume	6,892.00
Total	207,518.12
Aggregated information
Volume	6,892.00
Price	30.11
Total	207,518.12
Date of transaction	26/02/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Cederic
Last Name(s)	Cremers
2. Reason for the notification
Position/status	President, Integrated Gas
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	EUR
Price	34.18
Volume	5,321.00
Total	181,871.78
Aggregated information
Volume	5,321.00
Price	34.18
Total	181,871.78
Date of transaction	25/02/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Machteld
Last Name(s)	de Haan
2. Reason for the notification
Position/status	President, Downstream, Renewables and Energy Solutions
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 50% of bonus in shares
Currency	EUR
Price	34.18
Volume	4,979.00
Total	170,182.22
Aggregated information
Volume	4,979.00
Price	34.18
Total	170,182.22
Date of transaction	25/02/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Robin
Last Name(s)	Mooldijk
2. Reason for the notification
Position/status	President, Projects & Technology
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Delivery of 25% of bonus in shares
Currency	EUR
Price	34.18
Volume	3,648.00
Total	124,688.64
Aggregated information
Volume	3,648.00
Price	34.18
Total	124,688.64
Date of transaction	25/02/2026
Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: February 27, 2026	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary